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                                                                 Exhibit (a)(1)
                       [Sodexho Marriott Services logo]
                         9801 Washingtonian Boulevard
                         Gaithersburg, Maryland 20878

May 17, 2001

Dear Stockholder:

  I am pleased to inform you that Sodexho Marriott Services, Inc. has entered into a merger agreement with Sodexho Alliance, S.A. pursuant to which a wholly-owned subsidiary of Sodexho Alliance has commenced a tender offer to purchase all of the outstanding shares of the Company's Common Stock for $32.00 per share in cash. The tender offer will be followed by a merger, in which each publicly-held share of the Company's Common Stock not purchased in the tender offer (other than shares for which appraisal rights have been sought) will be converted into the right to receive $32.00 per share in cash.

  An independent Special Committee of your Board of Directors, and your Board of Directors, has each determined that the terms of the Sodexho Alliance tender offer and the merger are fair to and in the best interests of the Company's public stockholders, and both the Special Committee and your Board recommend that you accept the offer and tender your shares pursuant to the tender offer.

  In arriving at their recommendations, the Special Committee and your Board of Directors considered a number of factors, as described in the attached
Schedule 14D-9, including the written opinion of the Special Committee's financial advisor, UBS Warburg LLC, that, as of the date of the opinion, the consideration to be received by the holders of Common Stock in the tender offer and the merger is fair from a financial point of view to the Company's public stockholders. A copy of UBS Warburg's written opinion, which sets forth the assumptions made, procedures followed and matters considered by UBS Warburg in rendering its opinion, can be found in Annex A to the Schedule 14D-
9. You should read the opinion carefully and in its entirety.

  Enclosed are the Sodexho Alliance Offer to Purchase, dated May 17, 2001, Letter of Transmittal and related documents. These documents set forth the terms and conditions of the tender offer and provide instructions as to how to tender your shares. The Schedule 14D-9 describes in more detail the reasons for the Special Committee's and your Board's conclusions and contains other information relating to the tender offer. I urge you to consider this information carefully.



                                          /s/ Michel Landel
                                          Michel Landel
                                          President and Chief Executive
                                          Officer